CTDC Begins Construction of the First a-Si Thin-Film Solar Energy Rooftop System in China’s Fujian Province

HONG KONG – June 12, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of clean and renewable energy products and solutions focusing on solar energy in China, today announced that construction has begun on the Company’s pilot amorphous silicon (a-Si) thin-film solar energy rooftop system at their production plant in China Merchants’ Zhangzhou Development Zone (“CMZD”) in the Fujian province of southern China.

The a-Si thin-film rooftop project was designed by Terra Solar Global Inc., CTDC’s strategic partner in the U.S., and in collaboration with China Merchants Shenzhen Electric Power Company (“CMSEPC”) and CMZD. The project began in May 2008, with engineering, delivery and installation expected to take under six weeks, demonstrating the technology’s capacity for rapid roll-out on demand. Upon completion in June, the Company expects this phase of the system to reach a capacity of over 7,500 Kilowatt hours (KWh) per year, providing environmental friendly energy to CTDC’s manufacturing facility. The reduction in the building’s dependence on the electrical grid will lead to an annual reduction of more than 4.7 tons of CO2 emissions.

“We are excited to have begun the installation of our pilot a-Si thin-film solar energy rooftop system, marking another milestone in CTDC’s development as a provider of clean energy in China”, Alan Li, Chairman and CEO of the Company, commented. “The construction of the solar power rooftop system is in complete accord with the renewable energy policy in China and demonstrates our commitment to the entire thin-film solar value chain. Meanwhile, we continue to focus on the commercialization of our SnO2 solar base plates in the near term.”

About CTDC:
CTDC is a provider of clean and renewable energy products and solutions focusing on solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

About CMSEPC:
China Merchants Shenzhen Electric Power Company (“CMSEPC”) is the major electric power supplier to the three China Merchants Development Zone in China. As strategic partners, CMSEPC and CMZD will be expected to work together in collaboration on high quality solar energy systems in the future.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.